UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

Sertus Chambers
Governors Square, Suite #5-204
23 Lime Tree Bay Avenue, P.O. Box 2547
Grand Cayman, KY1-1104, Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

As previously disclosed on October 25, 2022, and as described in greater detail in the proxy statement/prospectus included in the Registration Statement on Form F-4, which was filed by Pubco (defined below) with the Securities and Exchange Commission (the “SEC”) and declared effective on March 30, 2023, and the definitive proxy statement filed with the SEC on March 30, 2023 (the “Merger Proxy Statement”), which is incorporated herein by reference, Jupiter Wellness Acquisition Corp. (“JWAC”), entered into a Business Combination Agreement, dated as of October 25, 2022, with Chijet Inc., a Cayman Islands exempted company (“Chijet”), each of the referenced holders of Chijet’s outstanding ordinary shares (collectively, the “Sellers”), Mu Hongwei in the capacity as the Seller Representative thereunder, Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Merger Sub”) and Chijet Motor Company, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Chijet (“Pubco”) (the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Pursuant to the Business Combination Agreement (a) Pubco agreed to acquire all of the issued and outstanding capital shares of Chijet held by the Sellers in exchange for ordinary shares of Pubco, and any shares Chijet holds in Pubco were agreed to be surrendered for no consideration, such that Chijet becomes a wholly-owned subsidiary of Pubco and the Sellers would become shareholders of Pubco (the “Share Exchange”); and immediately thereafter (b) Merger Sub agreed to merge with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Pubco. Unless otherwise defined herein, capitalized terms used herein are defined in the Business Combination Agreement.

Closing of Business Combination

On June 1, 2023 (the “Closing Date”), as contemplated by the Business Combination Agreement, the Share Exchange occurred such that Chijet became a wholly-owned subsidiary of Pubco, and the Merger Sub merged with JWAC such that JWAC became a wholly-owned subsidiary of Pubco. In this Report of Foreign Private Issuer on Form 6-K (this “Report”), Pubco following the Business Combination is referred to also in this Report as the “Company”.

Pursuant to the Business Combination Agreement, on the Closing Date, the Sellers received the number of Pubco Ordinary Shares (defined below) in the Share Exchange that had an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), each valued at the Redemption Price at Closing of approximately $10.517, comprising the amount of 152,130,300 of Pubco Ordinary Shares, subject to certain Sellers having an earnout (the “Earnout”) which would adjust downwards the consideration to applicable Sellers (by surrender of shares received in the Share Exchange) by up to Six Hundred Seventy Four Million Dollars ($674 million) in the aggregate (with each share valued at the Redemption Price) based on certain post-Closing financial performance and stock price metrics of Pubco, and all upon the terms and subject to the conditions set forth in the Business Combination Agreement. Following completion of the transactions contemplated by the Business Combination Agreement, there are an aggregate of 160,359,631 Pubco Ordinary Shares issued and outstanding, which include those shares issued to the Sellers described in this paragraph (including the shares subject to surrender for the Earnout) and as described in the next paragraph.

On the Closing Date, the following securities issuances were made by Pubco to JWAC’s and specified securityholders: (i) each outstanding share of JWAC’s Class A Common Stock, par value $0.0001 per share (the “JWAC Common Stock”), which was held by JWAC’s public stockholders were exchanged for (1) one ordinary share of Pubco, par value $0.0001 per share (which we refer to as a “Pubco Ordinary Share”), comprising approximately 1,300,706 Pubco Ordinary Shares, and (2) one private contingent value right of Pubco (a “CVR”); (ii) each outstanding share of JWAC’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), according to JWAC’s certificate of incorporation, was converted into JWAC Common Stock and likewise exchanged for the right to receive 3,450,000 Pubco Ordinary Shares (following which exchange all shares of JWAC Common Stock and such shares of Class B Common Stock were cancelled and ceased to exist); (iii) the registered holder of each outstanding right to receive one-eighth (1/8) of one share of JWAC Common Stock (a “JWAC Right”), which thereby provided such holder was eligible for one share of JWAC Common Stock upon holding eight of such JWAC Rights, was issued the number of full shares of JWAC Common Stock to which such holder of JWAC Rights was eligible, and which were exchanged for the equivalent number of Pubco Ordinary Shares, with holders of publicly traded JWAC rights were eligible to have such rights converted into 1,725,000 Pubco Ordinary Shares; (iv) each share of JWAC Common Stock which was not held by JWAC’s public stockholders was exchanged for one Pubco Ordinary Share (consisting of privately placed JWAC Common Stock and JWAC Common Stock issued for JWAC’s privately placed rights) as well as shares issued privately to Chijet directors and for expenses, in each case as described in the Merger Proxy Statement, and which remaining Pubco Ordinary Shares consisted of 1,503,625 Pubco Ordinary Shares; and (v) the privately placed warrant of Greentree Financial Group Inc. (“Greentree”) was exchanged with an equivalent warrant exercisable into Pubco Ordinary Shares, comprising 5,000,000 Pubco Ordinary Shares, which was partially exercised thereon for 250,000 shares, and the Representative Warrant was exchanged with an equivalent warrant exercisable into Pubco Ordinary Shares, comprising 414,000 Pubco Ordinary Shares.

The foregoing description of the Business Combination Agreement contained in this Report does not purport to be complete and is qualified in its entirety by the text of the Business Combination Agreement, which was filed as part of the Merger Proxy Statement (as Annex A thereto and as Exhibit 2.1 to the Company's Form F-4 in connection therewith), and an Exhibit to JWAC’s Current Report on Form 8-K filed on October 31, 2022, and which is incorporated by reference herein.

The Pubco Ordinary Shares commenced trading on the Nasdaq Global Market on June 2, 2023 under the ticker symbol “CJET.”

Board of Directors and Management of the Company

The Company’s directors and executive officers after the closing of the Business Combination are described in the section entitled “Management of Pubco After the Business Combination” beginning on page 271 of the Merger Proxy Statement, and that information is incorporated herein by reference. In connection with the Business Combination, the following directors described therein constitute the entire board of directors of the Company:

Mu Hongwei

Zhang Jiannong 2 3

Wu Lichun 2 3

Simon Pang 1

Wen Li 3

John Chiang 1 2

Ying Liu 1

[1]	Member of Audit Committee
[2]	Member of Compensation Committee
[3]	Member of Nominating Committee

Amendment to Memorandum and Articles of Association

In connection with the closing of the Business Combination, the Company passed by special resolution an amended and restated memorandum and articles of association (the “M&A”) under Cayman Islands law. The material terms of the M&A and the general effect upon the rights of holders of our capital shares are included in the Merger Proxy Statement under the sections entitled “Proposal Two – The Charter Amendments Proposal”, “Description of Securities of Pubco” and “Comparison of Shareholder Rights” beginning on page 185, page 280 and page 290, respectively, which are incorporated by reference herein. The foregoing description of the M&A is a summary only and are qualified in its entirety by reference to the M&A, a copy of which is attached as Exhibit 3.1 to this Report and incorporated herein by reference.

Related Agreements

Contingent Value Rights Agreement

Additionally, on the Closing Date, the Company and American Stock Transfer & Trust Company (“AST”), as rights agent, entered into that certain Contingent Value Rights Agreement (the “CVR Agreement”). The CVR Agreement provides for the terms of release of Pubco Ordinary Shares upon satisfaction of certain events relating to the revenues and share price of Pubco Ordinary Shares following the Closing Date, all in accordance with the terms of the Business Combination Agreement. Pursuant to the CVR Agreement, the CVRs are not transferrable except for certain limited permitted transfers.

A copy of the CVR Agreement is filed as Exhibit 4.1 to this Report and is incorporated herein by reference, and the foregoing description of the CVR Agreement is qualified in its entirety by reference thereto.

Warrant Assignment, Assumption, Exchange and Amendment by and among Pubco, Greentree Financial, and Baoya New Energy

On June 1, 2023, in connection with the closing of the Business Combination, Pubco assumed the obligations of Shandong Baoya New Energy Vehicle Co., Ltd. (“Baoya New Energy”) under the Common Stock Purchase Warrant, dated February 15, 2022, by executing an assumption and amendment to the Common Stock Purchase Warrant by and among Pubco, Baoya New Energy, and Greentree Financial Group, Inc. (“Greentree Financial”), with Greentree Financial being the warrant holder. A copy of the form of Assignment, Assumption, Exchange and Amendment to Warrant Agreement is filed as Exhibit 10.1 to this Report and is incorporated herein by reference, and the foregoing description of the form of Warrant Assignment, Assumption, Exchange and Amendment is qualified in its entirety by reference thereto.

Warrant Assignment, Assumption, Exchange and Amendment by and among Pubco, JWAC, and I-Bankers Securities, Inc. (“I-Bankers”)

On June 1, 2023, in connection with the closing of the Business Combination, Pubco assumed the obligations of JWAC under the Share Purchase Warrant, dated December 9, 2021, by Pubco, I-Bankers, and JWAC, by executing an assumption and amendment to the Share Purchase Warrant with JWAC and I-Bankers. A copy of the form of Warrant Assignment, Assumption, Exchange and Amendment is filed as Exhibit 10.2 to this Report and is incorporated herein by reference, and the foregoing description of the form of Warrant Assignment, Assumption, Exchange and Amendment is qualified in its entirety by reference thereto.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, certain Sellers holding Chijet’s capital shares entered into lock-up agreements with Pubco with regard to the Exchange Shares to be received by such Seller (the “Lock-Up Agreements”). In such Lock-Up Agreement, the Sellers to be parties thereto agreed that such Seller will not, during the period commencing from the Closing and ending on the six (6) month anniversary of the Closing (or if earlier, the date on which Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities or other property) (the “Lock-Up Period”) (i) lend, offer, pledge (except as provided below), hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of such Seller’s Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Seller’s Exchange Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, solely with respect to 50% of such Exchange Shares, the Lock-Up Period, if not earlier terminated in accordance with the terms of the Lock-Up Agreement, will be deemed to terminate on the date on which the closing price of Pubco’s publicly traded Ordinary Shares equals or exceeds $12.50 per share for any 20 days within a 30-day trading period after the Closing. However, each such Seller is allowed to transfer any of its Exchange Shares by gift, will or intestate succession or to any immediate family member (or related trust), trustor or trust beneficiary, as a distribution to equity holders upon liquidation or to an affiliate or pursuant to a court order or settlement agreement in divorce; provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement. The Sellers who sign Lock-Up Agreements are also permitted to pledge their shares during the Lock-Up Period so long as the pledgee agrees not to exercise its remedies with respect to the Exchange Shares during the Lock-Up Period.

A copy of the form of the Lock-Up Agreement is filed as Exhibit 10.3 to this Report and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Insider Letter Agreement Amendment

Simultaneously with the execution of the Business Combination Agreement, JWAC and the Company have entered into an amendment to certain letter agreement, dated as of December 6, 2021, with the Jupiter Wellness Sponsor LLC (the “Sponsor”), I-Bankers, the directors and members of the management team of JWAC and any other holder of JWAC Class A Common Stock included as part of a JWAC private unit issued in a private placement transaction simultaneously with the IPO, or JWAC working capital units converted by working capital loans extended to JWAC by the Sponsor or affiliates of the Sponsor or certain of the Company’s officers or directors (the “Insider Letter Agreement Amendment”), to, among other matters, have Pubco assume the rights and obligations of JWAC thereunder with respect to the Pubco securities issued in replacement for the JWAC securities.

A copy of the Insider Letter Agreement Amendment is filed as Exhibit 10.4 to this Report and is incorporated herein by reference, and the foregoing description of the Insider Letter Agreement Amendment is qualified in its entirety by reference thereto.

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the closing of the Business Combination, JWAC, Pubco, the Sellers, and the holders of a majority of the “Registrable Securities” pursuant to the registration rights agreement entered into in connection with JWAC’s IPO (the “Founder Registration Rights Agreement”), entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement provides registrations rights covering all of the Pubco Ordinary Shares the parties receive in the Business Combination (including those received upon conversion of JWAC Class B Common Stock), subject to applicable contractual transfer restrictions and lock-up periods. The Sellers holding a majority of securities having the Sellers’ registration rights, or a majority of JWAC’s existing registration rights holders, are in each case entitled after the Business Combination to demand that Pubco to register those securities. All of the registration rights holders have certain customary “piggy-back” registration rights pursuant to Rule 415 under the Securities Act.

A copy of the form of Amended and Restated Registration Rights Agreement is filed as Exhibit 10.5 to this Report and is incorporated herein by reference and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Non-Competition Agreement

At the Closing, certain Sellers of Chijet (each a “Subject Party”) entered into a non-competition and non-solicitation agreement (each a “Non-Competition Agreement”), with Pubco, Chijet and JWAC, in favor of and for the benefit of the Pubco, Chijet and JWAC and each of their respective present and future affiliates, successors and direct and indirect subsidiaries, pursuant to which each Subject Party agreed that they would not directly or indirectly engage in a competitive business in the Territory (as defined in the Non-Competition Agreement) for a period of eighteen months after the Closing. Each Non-Competition Agreement also contains customary non-solicit, non-disparagement and confidentiality provisions.

A copy of the form of Non-Competition Agreement is filed as Exhibit 10.6 to this Report and the foregoing description of the Non-Competition Agreement is qualified in its entirety by reference thereto and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

Some of the information contained in this Report, or incorporated by reference herein, constitutes “forward-looking statements” within the definition of the Private Securities Litigation Reform Act of 1995. These statements can be identified by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” or similar words. Investors should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

We believe it is important to communicate our expectations to its securityholders. However, there may be events in the future that our management is not able to predict accurately or over which we have no control. The risk factors and cautionary language contained in this Report, and incorporated herein by reference, involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to the factors discussed under the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Chijet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections beginning on pages 79, 17, and 252, respectively, of the Merger Proxy Statement, which sections are incorporated herein by reference. Accordingly, undue reliance should not be placed on these forward-looking statements. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports that the Company will file from time to time with the SEC after the date of this Report.

EXHIBITS INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Chijet Motor Company, Inc.
4.1	Contingent Value Rights Agreement, dated June 1, 2023, by and between Pubco and American Stock Transfer & Trust Company, as rights agent.
10.1	Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among Pubco, Greentree Financial, and Baoya New Energy.
10.2	Warrant Assignment, Assumption, Exchange and Amendment, dated June 1, 2023, among Pubco, JWAC, and I-Bankers Securities, Inc.
10.3	Form of Lock-up Agreement, dated as of October 25, 2022, among Chijet and the Holders named therein (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-4 filed by Pubco with the SEC on March 9, 2023).
10.4	Insider Letter Agreement Amendment, as of October 25, 2022, among JWAC, Pubco, Jupiter Wellness Sponsor LLC, I-Bankers Securities, Inc., Join Surplus International Ltd., and the Insiders name therein (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-4 filed by Pubco with the SEC on March 9, 2023).
10.5	Form of Amended and Restated Registration Rights Agreement, among JWAC, Pubco, the Sellers, and the holders named therein (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-4 filed by Pubco with the SEC on March 9, 2023).
10.6	Form of Non-Competition and Non-Solicitation Agreement, among certain Sellers of Chijet, Pubco, Chijet and JWAC (incorporated by reference to Exhibit 10.3 of the Registration Statement on Amendment 1 to Form F-4 filed by Pubco with the SEC on March 24, 2023).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: June 7, 2023	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer